Filed Pursuant to Rule 433

Registration No. 333-131970

$750,000,000
5-YEAR 5.5% NOTES

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.
Ratings:	Aa3 / AA- / AA- (Stable / Stable / Stable)
Note type:	Global Senior Notes
Minimum denomination:	$2,000 x $1,000
Trade date:	August 10, 2006
Settlement date:	August 16, 2006 (T+4)
Maturity date:	August 16, 2011
Principal amount:	$750,000,000
Benchmark:	UST 4.875% due 07/11
Re-offer spread:	T+71 bps
Re-offer yield to maturity:	5.588%
Coupon:	5.500%
Public offering price:	99.621%
Gross spread:	0.350%
Price to issuer:	99.271%
Net proceeds to Issuer:	$744,532,500
Interest payment dates:	February 16th & August 16th (First payment: February 16th, 2007)
Day count:	30/360
CUSIP:	225434CH0
ISIN:	US225434CH08
Sole Bookrunner (91.75%):	Credit Suisse
Co-managers: (0.75% each)

BNP PARIBAS

BNY Capital Markets, Inc.

Citigroup

Fifth Third Securities, Inc.

HSBC

KeyBanc Capital Markets

Mellon Financial Markets, LLC

Mitsubishi UFJ Securities

Santander Investment

SunTrust Robinson Humphrey

Junior Co-managers: (0.375% each)	Trilon International Inc. The Williams Capital Group, L.P.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.